EXHIBIT 99.1

POET Technologies Targets New Markets for Co-Packaged Optics and Optical Sensing Applications with LightBar-C™ Product

TORONTO, Feb. 23, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, announced that it has extended the Optical Interposer into new applications and markets with a fully-integrated, multiplexed light-source for optical computing chipsets and sensing applications, named “LightBar-C™”.

The POET Optical Interposer platform has been extended and validated with the intrinsic features to support Conventional Band (“C-band”) and Long Band (“L-band”) lasers that produce light in a frequency range of 1530nm to 1625nm. POET has designed, developed and demonstrated cooled lasers for the Optical Interposer platform with up to 90mW of power operating at room temperature. In addition, the Company has designed and demonstrated a Dense Wavelength Division Multiplexer (“DWDM”) embedded in the Optical Interposer waveguide layer that allows channel spacings of 200GHz, providing the high density and broadband requirements needed for high-performance optical sensing and Co-Packaged Optics (CPO) applications, such as optical computing chipsets for Artificial Intelligence.

The Company’s first product to incorporate all of these features is the POET LightBar-C, which includes integrated spot-size converters that minimize coupling losses and increase power efficiency of components, such as multiplexers and detectors. The product provides low-loss fiber and free-space coupling, all specifically developed for highly integrated solutions within the C-band frequencies. The LightBar-C also utilizes a versatile and integrated laser source with multiple wavelengths (from 2 up to 8) multiplexed in the C-Band.

The optical bandwidth in the C-band is in the “eye-safe” region, which makes it ideal for free-space sensing applications. Consequently, C-band light solutions are expected to be foundational to the next generation of LiDAR solutions where high sensitivity, high power, reduced atmospheric influence and eye safety are presumed to be essential requirements.

“The mega trends of Cloud Computing, 5G Communications and the rapid growth of Artificial Intelligence are spawning numerous applications and driving increasing volume demands for both high-performance lasers and integrated photonics solutions. These applications require a step function improvement in packaging and scalability,” commented Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “Current photonics products are still assembled and tested using conventional and esoteric packaging technologies that ultimately limit production scalability. POET’s Optical Interposer addresses key integration and scalability challenges with a unified wafer-scale hybrid integration platform that seamlessly merges the benefits of Planar Lightwave Circuits (PLCs) and electrical interposer functionality for co-packaging electronics and optics within a single chip-scale package.”

As with previously announced Optical Interposer-based solutions, POET’s unique method of hybrid integration enables products with small form-factors and high performance. POET’s wafer-scale hybrid integration approach simplifies the manufacturing, assembly and testing of the passively assembled optical sub-system while simultaneously maximizing power efficiency with reduced coupling losses through the complete link.

The extensibility to the C-band frequency range comprised of 15xx wavelengths of light further exemplifies the value of the Company’s hybrid platform approach, as the same fundamental Optical Interposer manufacturing process and design kits can be utilized to deliver solutions across a wide range of applications.

“Beyond The Press Release”

POET Technologies goes “Beyond The Press Release” to discuss today’s news. Shareholders and other interested parties are encouraged to check back at the following link before market open on the morning of Wednesday, February 24, 2021.

https://agoracom.com/ir/POETTechnologies/forums/discussion/topics/755832-poet-goes-beyond-the-press-release/messages/2304791#message

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact for POET: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact for POET: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its planned joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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